                                  UNIVEC, INC.

                   PROSPECTUS SUPPLEMENT DATED APRIL 29, 1997

                                       TO

                        PROSPECTUS DATED APRIL 24, 1997




      The statements under the captions "Prospectus Summary" (page 5), "Risk Factors-Dependence on Certain Assemblers" (page 12), "Management's Discussion and Analysis of Financial Condition and Results of Operations-General" (page 25) and "Business-Production" (page 31) are modified as follows:

          "In the first two months of 1997, the Company sold 1,777,000 difficult to reuse syringes assembled by INSERPOR, most of which were of an alternative design to the Company's locking clip syringe. Sales of syringes to date are not deemed material and should neither be regarded as a material indicator of the Company's future performance nor as an indication of acceptance of the Company's locking clip syringes in the world marketplace."